15047438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

SEC FILE NUMBER
8- 52750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NASDAQ Options Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Setaro 212-381-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NASDAQ Options Services, LLC, as of Dec 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.201

[signature]
Signature

Chief Compliance Officer
Title

Leonard B. Comberiate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NASDAQ Options Services, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2015

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 539,422
Deposits with clearing organizations	23,028
Receivables from affiliates, net	133,170
Total assets	$ 695,620
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 15,048
Accrued compensation and benefits	45
Total liabilities	15,093
Member's equity	680,527
Total liabilities and member's equity	$ 695,620

See accompanying notes to the statement of financial condition.

NASDAQ Options Services, LLC

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Description of the Business

NASDAQ Options Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The NASDAQ Stock Market LLC. The NASDAQ Stock Market LLC is the parent company of The NASDAQ Options Market (the "Exchange"). Through March 24, 2014, the Company operated as the routing broker-dealer for the Exchange, NASDAQ OMX PHLX, LLC ("PHLX"), and NASDAQ OMX BX, Inc. ("BX"), all affiliated entities. The NASDAQ OMX Group, Inc. ("NASDAQ OMX") is the holding company that operates The NASDAQ Stock Market LLC, PHLX, and BX as its wholly owned subsidiaries. The Exchange provided NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange, BX, PHLX and other national options exchanges.

As of March 24, 2014, Nasdaq Execution Services, LLC ("NES"), another wholly owned subsidiary of Norway Acquisition began routing options and became the sole routing broker for Nasdaq's equities and options exchanges in the U.S. As a consequence, the Company became non-operational and withdrew its exchange and clearing house memberships.

Prior to March 24, 2014, the Company was self-clearing and maintained an account at the Options Clearing Corporation ("OCC"), the National Securities Clearing Corporation ("NSCC") and the Depository Trust and Clearing Corporation ("DTCC"). The account at OCC was transferred to NES as well as a portion of the NSCC and DTCC accounts.

Activity and Regulation of NASDAQ Options Services, LLC

Prior to March 24, 2014, the Company operated as the Exchange's, PHLX's and BX's routing broker-dealer for sending orders in exchange-listed options from the Exchange, PHLX, and BX to other venues for execution in accordance with member order instructions and requirements. The Company also cleared all routed trading activity in options listed on the Exchange, PHLX and BX directly with the OCC.

The Company is registered broker-dealer with the Securities and Exchange Commission ("SEC"), and in the state of New York. The Company is also a member of Financial Industry Regulatory Authority ("FINRA"). The Company's affiliated broker-dealer, NASDAQ Execution Services, LLC, took over its function as of March 24, 2014. Currently, the Company is no longer performing any business activities.

1. Organization and Description of the Business (continued)

The Company is subject to regulation by the SEC, FINRA, the SROs and New York state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

The Company's cash is held by The Bank of New York Mellon ("BONY") in a non-interest bearing account.

Deposits with Clearing Organizations

The deposits with clearing organizations represent funds held at NSCC and DTC.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences

2. Summary of Significant Accounting Policies (continued)

are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements.

The Company has determined that there are no uncertain tax positions as of December 31, 2014.

At December 31, 2014, the Company has accrued no interest or penalties related to income tax matters.

3. Related-Party Transactions

Certain expenses of the Company are settled on the Company's behalf by NASDAQ OMX and the Exchange. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates.

Prior to March 24, 2014, the Company operated as the routing broker for the Exchange, PHLX and BX. Under the Service Agreements, the Exchange, PHLX and BX agreed to pay the Company pass through costs incurred in routing orders to third party and intercompany destinations on behalf of the Exchange, PHLX and BX. The Exchange also agreed to pay for expenses including OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs.

The Exchange, PHLX and BX also each paid the Company an additional monthly fee for support related to the Company's routing transactions for January and February 2014 operations. Revenue was recognized as earned, and was allocated to the Company through an intercompany account, as reflected in the statement of financial condition under payables to affiliates, net.

The Exchange agreed to provide the Company with support services, including but not limited to, direct financial and business management support The Company will reimburse the Exchange an agreed upon amount each month for these services through February 2014. Beginning April 1, 2014, since the activity was reduced to a lower level of support, the agreed amount changed for these services.

3. Related-Party Transactions (continued)

For the year ended December 31, 2014, the Company was also charged by NASDAQ OMX for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

In 2014, the Company distributed excess capital of $2,800,000 to NASDAQ OMX.

At December 31, 2014, $133,170 was recorded as a net receivable from affiliate primarily related to clearing, execution, and exchange fees. All affiliates are ultimately wholly-owned by NASDAQ OMX. It is the intent and ability of management to settle all intercompany balances between NASDAQ OMX, its wholly-owned subsidiaries such as the Company and the Exchange, on a net basis, as NASDAQ OMX serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ OMX.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer.

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. Federal income tax returns for the years 2011 and 2012 are currently under audit by the Internal Revenue Service and are subject to examination for 2008 through 2010 and 2013. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2012 and the Company is subject to examination for 2013.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2014, the Company had net capital of $524,329 which was $274,329 in excess of its required minimum net capital of $250,000.

5. Regulatory Requirements (continued)

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii).

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements will be not probable. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs, and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the

6. Commitments and Contingent Liabilities (continued)

broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include cash, deposits with clearing organizations, receivable from affiliate, net, accrued liabilities and accrued compensation and benefits. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.